

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2014

Via E-mail
Thomas Brophy
Chief Executive Officer
CÜR Media, Inc.
2217 New London Turnpike
South Glastonbury, CT 06073

> **Re:** **CÜR Media, Inc.**
> **Form 8-K**
> **Filed February 3, 2014**
> **File No. 333-183760**

Dear Mr. Brophy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure at Item 5.06 and elsewhere in your document that you believe you have exited shell company status as a result of the contribution. We also note, however, that your assets consist of cash and cash equivalents and nominal other assets, and that you have not yet begun any operations and have no revenues. Please provide us with the analysis whereby you determined that you are no longer a shell company as defined under Rule 12b-2 of the Securities Exchange Act.

Explanatory Note

2. Please revise the second sentence of the final paragraph in this section to delete the portion of the sentence indicating that the summaries of the material terms of your agreements are qualified in their entirety by reference to the full text of the agreements. It is your responsibility to summarize accurately the material portions of the agreements.

Please make conforming changes to your descriptions of the various agreements throughout your current report on Form 8-K.

Item 2.01. Completion of Acquisition or Disposition of Assets, page 6

3. We note your statement that the "parties have taken all actions necessary to ensure that the Contribution is treated as a tax-free exchange…" Please revise your disclosure to disclose the actions taken by the parties, including whether the parties received a legal opinion regarding the tax treatment of the Contribution or a private letter ruling from the IRS.

Agreement with Pre-Contribution Stockholders, page 11

4. Please revise your disclosure to identify the number of Pre-Contribution stockholders that entered into such letter agreements and the percentage of the company's shares they held.

Pro Forma Ownership, page 12

5. Please disclose the holder of your convertible note. In addition, please tell us the issuance date of the note and purpose of the funding.

Description of Business, page 13

6. We note your description of your business plan. Please revise your description of your business plan to address the period for implementation, steps involved, estimated costs and any material obstacles involved before you can implement your business plan. Specifically, provide a detailed discussion of the current state of the development of your streaming music products, including the associated applications. In addition, provide a reasonably detailed timeline of how you plan to bring your product to market in 2014 assuming you raise sufficient funding. This timeline should reflect amounts you expect to spend on research and development, marketing, website, selling and general administrative expenses, etc., in each period.

Intellectual Property, page 16

7. Please provide more detail regarding your intellectual property, including the names, terms and expiration dates of any patents, copyrights or trademarks, if material.

Risk Factors, page 17

8. Please revise the introductory paragraph to this section to remove references to investing in [y]our securities, insofar as yours is not an offering document.

Government regulation of the internet is evolving…, page 27

9. Please revise the discussion of this risk to address how the evolution of governmental regulation poses a threat to your current or proposed operations. We also note that the second sentence under this risk factor does not appear to relate to the risk identified in the heading.

The inability to obtain or loss of agreements with the makers of mobile devices…, page 30

10. Please revise your disclosure to clarify whether you currently have any agreements with mobile device makers.

Executive Compensation, page 50

11. Please revise to include executive compensation disclosures for your most recently completed fiscal year.

Condensed Financial Statements for the nine months ended September 30, 2013 …, page F-18

12. Please provide your statements of changes in members' equity (deficiency) through your most recent balance sheet date, September 30, 2013; and revise your members equity disclosures, here and on page F-5, to include disclosures for each issuance required by ASC 915-215-45-1 through 45-3.

Pro forma Condensed Combined Balance Sheets, page F-32

13. Please provide an introductory paragraph for your pro forma presentation as required by Rule 11-02(b)(2) of Regulation S-X. Explain what the pro forma presentation shows. Describe the transactions, the entities involved and the periods for which the pro forma information is presented.

We note that Raditaz, LLC's did not pay corporate income taxes prior to the contribution/recapitalization transaction on January 28, 2014 instead the individual members of Raditaz were liable for income taxes on their proportionate share of Raditaz LLC's taxable earnings/losses. Please see the accounting guidance of SAB Topic 4.B and reclassify the deficit accumulated during the development stage to additional paid-in-capital.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor at (202) 551-3268 or Paul Fischer, Attorney Advisor, at (202) 551-3415 or me with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director